1. Name and Address of Reporting Person
   Keler, Marianne M.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/28/2001 G             -50         D      $83.5000                    D
Common Stock                       12/31/2001 G             -100        D      $0.0000    58804            D
Common Stock                                                                              6916.26 <F1>     I           By 401k Plan
Common Stock                       12/31/2001 A             100         A      $0.0000    100              I           By Son
Phantom Stock Units                12/31/2001 A             3635.6      A      $0.0000    14230.53 <F2>    D
                                                                               <F3>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $60.5    01/15/2001 A         12500        <F4>      01/15/2011 Common  125000   $60.5000   125000   D
(Right to buy)                               0                                 Stock
Stock Options  $72.26   02/22/2001 A         72706       02/22/2002 08/13/2007 Common  72706    $72.2600   72706    D
(Right to buy)                                                                 Stock
Stock Options  $80.71   08/08/2001 A         33172       08/08/2002 08/13/2007 Common  33172    $80.7100   33172    D
(Right to buy)                                                                 Stock
Phantom Stock  $0 <F5>  12/31/2001 A         31.76        <F6>       <F6>      Common  31.76    $0.0000    274.78   D
Units                                                                          Stock            <F5>

Explanation of Responses:

<F1>
Includes shares acquired under the 401k Plan.
<F2>
Includes shares acquired under the Officer Deferred Compensation Plan. Units are settled in the Company's common stock.
<F3>
The phantom stock units accrued under the Officers Deferred Compensation Plan on various dates since reporting person's last report at the prevailing market price.
<F4>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $45.60, for five days, they also become exercisable on the fifth anniversary of the grant (June 14, 2005), but no sooner than one year from the grant date.
<F5>
Conversion or Exercise Price of Derivative Security is 1 to 1.
<F6>
Phantom Stock Units accrued under the Supplemental 401k Plan are to be settled in cash and/or the Company's common stock upon the reporting person's retirement from the company.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
02/14/2002